January 2, 2025

Thomas E. Capasse
Chairman, Chief Executive Officer and Chief Investment Officer
Ready Capital Corporation
1251 Avenue of the Americas, 50th Floor
New York, NY 10020

       Re: Ready Capital Corporation
           Registration Statement on Form S-4
           Filed December 26, 2024
           File No. 333-284038
Dear Thomas E. Capasse:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Benjamin Holt at 202-551-6614 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   David E. Brown, Jr.